Financial Report 2005

Coles Myer Ltd.

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Contents

Notes to the Financial Statements

The 2005 Full Annual Report is presented in two parts:
• **Annual Report**
• **Financial Report**

In the 2005 Financial Report, the expression "CML Group" refers to Coles Myer Ltd. and its controlled entities, and "CML" is used to refer to the legal entity Coles Myer Ltd.

The financial year is for the 53 weeks ended 31 July 2005. Reference in this report to a "year" is to the year ended 31 July 2005 unless otherwise stated.

Coles Myer Ltd. (ABN 11 004 089 936)

A Review of 2005



CML vs All Ordinaries – relative performance (1 August 01 - 31 July 05)

Coles Myer Ltd.

All Ordinaries

01.08.01   01.08.02   01.08.03   01.08.04   31.07.05



Sales¹ ($million)

13.3%



36,552

23,780   25,689   27,017   32,267

'01   '02   '03   '04   '05



Underlying net profit² ($million)

17.6%



678.1

330.0   353.8   455.6   576.5

'01   '02   '03   '04   '05



Ordinary dividend³ (cents)

14.7%



33.25

25.5   25.5   26.0   29.0

'01   '02   '03   '04   '05

1 Includes concession sales.

2 Excludes significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2003), interest from the restructuring of the Employee Share Plan by its trustees and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2004), Megamart divestment costs and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2005).

3 Excludes 10.0 cents special dividend 2001.

Statements of Financial Performance

$ million	Notes	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Sales	2,3	36,185.2	32,082.2		
Cost of goods sold	2	(27,286.8)	(23,914.6)		
Gross profit	2	**8,898.4**	8,167.6		
Other revenue from operating activities	2,3	97.3	66.8		
Other revenue from non-operating activities	3	304.2	309.2	1,710.7	1,057.1
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	3	20.6	131.0	1.2	2.6
Net book value of property, plant and equipment, and businesses and controlled entities disposed		(68.1)	(146.5)	(4.6)	(4.4)
Borrowing costs	4	(74.0)	(71.1)	(184.5)	(103.7)
Advertising expenses		(474.5)	(431.7)	(1.1)	(0.4)
Selling and occupancy expenses		(6,299.7)	(5,793.3)	(38.1)	(36.0)
Administrative expenses		(1,513.3)	(1,357.4)	(761.8)	(591.1)
Profit from ordinary activities before income tax expense		**890.9**	874.6	**721.8**	324.1
Income tax expense	6	(266.4)	(258.1)	(245.2)	(48.2)
Net profit		**624.5**	616.5	**476.6**	275.9
Net increase/(decrease) in asset revaluation reserve	25	56.1	(8.2)	(0.2)	
Net decrease in foreign currency translation reserve	25	(0.6)	(30.4)		
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity		55.5	(38.6)	(0.2)	
Total changes in equity other than those resulting from transactions with owners as owners		**680.0**	577.9	**476.4**	275.9
Earnings per share					
Basic earnings per share	28	**46.8 cents**	46.9 cents		
Diluted earnings per share	28	**47.5 cents**	47.3 cents		

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

$ million	Notes	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Current assets					
Cash		**440.9**	849.0	**-**	-
Receivables	8	**677.5**	646.7	**10.6**	4.2
Inventories		**3,155.0**	3,032.7		
Other	9	**21.0**	41.1	**4.0**	3.8
Total current assets		**4,294.4**	4,569.5	**14.6**	8.0
Non-current assets					
Receivables	10	**33.6**	50.4	**909.1**	881.0
Investments	11	**144.9**	112.9	**4,668.2**	4,557.4
Property, plant and equipment	12	**3,857.0**	3,395.7	**180.1**	123.1
Deferred tax assets	13	**371.3**	302.7	**371.3**	302.7
Intangibles	14	**610.9**	576.1		
Other	15	**34.3**	30.0	**1.1**	1.2
Total non-current assets		**5,052.0**	4,467.8	**6,129.8**	5,865.4
Total assets		**9,346.4**	9,037.3	**6,144.4**	5,873.4
Current liabilities					
Payables	16	**3,001.4**	2,808.6	**163.5**	146.7
Interest bearing liabilities	17	**216.0**	261.5	**-**	-
Tax liabilities	18	**125.2**	161.6	**124.0**	162.5
Provisions	19	**607.4**	570.4	**97.5**	87.5
Total current liabilities		**3,950.0**	3,802.1	**385.0**	396.7
Non-current liabilities					
Interest bearing liabilities	20	**1,213.3**	713.4	**1,948.7**	926.0
Loans	21			**1,061.5**	1,223.9
Deferred tax liabilities	22	**79.1**	108.4	**79.0**	108.4
Provisions	23	**317.9**	281.9	**216.5**	207.9
Other		**56.1**	48.3		
Total non-current liabilities		**1,666.4**	1,152.0	**3,305.7**	2,466.2
Total liabilities		**5,616.4**	4,954.1	**3,690.7**	2,862.9
Net assets		**3,730.0**	4,083.2	**2,453.7**	3,010.5
Equity					
Contributed equity	24	**2,083.6**	2,306.7	**2,083.6**	2,306.7
Reserves	25	**485.7**	430.2	**185.1**	185.3
Retained profits	26	**1,160.7**	1,346.3	**185.0**	518.5
Total equity		**3,730.0**	4,083.2	**2,453.7**	3,010.5

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

$ million	Notes	CML Group Inflows/(outflows) 2005	2004	CML Inflows/(outflows) 2005	2004
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**39,251.4**	34,539.6		
Payments to suppliers and employees (inclusive of goods and services tax)		**(37,659.7)**	(32,905.0)	**(722.8)**	(401.5)
Distributions received from associated entities		**10.1**	7.0		
Interest received		**28.9**	55.2	**1.6**	38.0
Borrowing costs paid		**(71.1)**	(70.0)	**(0.3)**	(0.1)
Income tax paid		**(402.5)**	(288.5)	**(399.6)**	(241.8)
Net cash inflow/(outflow) from operating activities	A	**1,157.1**	1,338.3	**(1,121.1)**	(605.4)
Cash flows from investing activities					
Payments for property, plant and equipment		**(925.0)**	(704.1)	**(97.5)**	(58.5)
Payments for purchase of businesses and controlled entities	B	**(120.0)**	(192.0)		
Payments for purchase of other investments		**(2.0)**	(1.4)		
Payment for purchase of associated entity		**(1.3)**	(1.1)		
Proceeds on sale of property, plant and equipment		**23.8**	80.3	**1.2**	0.6
Proceeds on sale of Sydney Central Plaza	B		9.9		
Proceeds on sale of businesses and controlled entities	B	**3.9**	31.8		
Repayment of loan from other entities		**15.7**	66.1	**15.7**	66.1
Net cash (outflow)/inflow from investing activities		**(1,004.9)**	(710.5)	**(80.6)**	8.2
Cash flows from financing activities					
Proceeds from issue of shares and options		**108.0**	37.1	**108.0**	37.1
Payments for purchases of buy-back shares		**(704.4)**		**(704.4)**	
Proceeds from borrowings		**3,171.7**	1,362.7	**2,234.9**	867.9
Repayments of borrowings		**(2,691.7)**	(1,772.6)		
Dividends paid		**(436.8)**	(307.8)	**(436.8)**	(307.8)
Net cash (outflow)/inflow from financing activities		**(553.2)**	(680.6)	**1,201.7**	597.2
Net (decrease) in cash held		**(401.0)**	(52.8)	**-**	-
Cash at the start of the year		**841.9**	894.7	**-**	-
Cash at the end of the year	C	**440.9**	841.9	**-**	-

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Notes:

A. Reconciliation of net cash inflow/(outflow) from operating activities to net profit is as follows:

	CML Group		CML	
$ million	**2005**	2004	**2005**	2004
Net cash inflow/(outflow) from operating activities	**1,157.1**	1,338.3	**(1,121.1)**	(605.4)
Depreciation and amortisation	**(550.3)**	(528.3)	**(30.1)**	(25.8)
Non-operating income			**1,417.0**	836.0
Changes in assets and liabilities				
Increase/(decrease) in current receivables	**58.1**	57.4	**6.4**	(2.3)
Increase in inventories	**120.7**	124.9		
Increase in future income tax benefits	**68.6**	80.8	**68.6**	83.3
(Decrease)/increase in other assets	**(19.0)**	20.9	**0.1**	(1.9)
Decrease/(increase) in trade creditors	**46.9**	(139.7)	**(16.8)**	(40.6)
(Increase)/decrease in other liabilities	**(161.2)**	(135.8)	**162.4**	252.8
Decrease/(increase) in provision for taxation	**36.4**	(148.0)	**38.5**	(148.7)
(Increase) in provisions	**(72.6)**	(53.6)	**(18.6)**	(62.6)
Decrease in deferred income tax	**29.3**	66.7	**29.4**	8.2
Net loss on disposal of plant and equipment	**(50.4)**	(45.0)	**(3.4)**	(1.8)
Net profit on sale of freehold properties	**2.6**	7.8		
Net profit on sale of Sydney Central Plaza		12.0		
Net profit on sale of businesses and controlled entities	**0.3**	9.7		
Loss on liquidation of controlled entities			**(55.1)**	
Write-down of non-current assets to recoverable amounts	**(42.0)**	(51.6)	**(0.7)**	(15.3)
Net profit	**624.5**	616.5	**476.6**	275.9

Statements of Cash Flows

B. Acquisitions/disposals

Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	CML Group			
	Acquisitions*		Disposals	
$ million	2005	2004	2005	2004
Consideration	(120.2)	(209.4)	3.9	31.9
Cash	0.2	17.4		(0.1)
Inventories	2.4	73.9	(0.8)	(3.0)
Property, plant and equipment	65.7	15.0	(1.9)	(10.2)
Intangibles	52.1	109.2	(0.9)	(9.3)
Provisions – current	(0.2)	(6.1)		0.4
Net assets acquired/(disposed)	120.2	209.4	(3.6)	(22.2)
Reconciliation of cash flows:				
Consideration	(120.2)	(209.4)	3.9	31.9
Cash acquired/(disposed)	0.2	17.4		(0.1)
Cash (outflow)/inflow	(120.0)	(192.0)	3.9	31.8

*The purchase method of accounting is applied. Net assets acquired are recorded at fair value.

Significant transactions included in the above table

During 2005, the CML Group acquired seven Queensland hotels and freehold properties for $116.5 million.

During 2004, the CML Group acquired from Shell multi-site franchisees the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for $103.7 million (including transaction costs). In connection with this transaction, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for $31.9 million.

During 2003, the CML Group sold Sydney Central Plaza for $372.8 million, net of transaction and sale related costs of $17.2 million. During 2004, additional proceeds of $9.9 million were received.

Statements of Cash Flows

C. Reconciliation of cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank, net of bank overdraft. Cash at the end of the year as shown in the Statements of Cash Flows is reconciled to the relevant Statements of Financial Position items as follows:

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Cash assets	**440.9**	849.0	**-**	-
Bank overdraft	**-**	(7.1)		-
	440.9	841.9	**-**	-

D. Non-cash financing and investing activities

Financing – CML issued ordinary shares under the Dividend Reinvestment Plan for $NIL (2004 $59.3 million). The Dividend Reinvestment Plan has been suspended.

Investing – During 2005, CML liquidated it's investments in CMFL Holdings Pty Ltd and Charlot Pty Ltd. The non-cash movement of $55.1 million relates to the write-off of the carrying value of these liquidated entities.

E. Details of major financing facilities

Credit standby facilities – The CML Group has $430.0 million (2004 $530.0 million) of committed facilities of which $430.0 million (2004 $530.0 million) was undrawn at balance date. The facilities have maturity dates ranging between August 2006 and May 2010 (2004 maturity dates ranged between December 2004 and August 2009).

Commercial paper – The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date $79.9 million of commercial paper was on issue (2004 $NIL).

Medium-term notes – The CML Group has issued medium-term notes under a debt issuance programme in Europe and Australia and under a medium-term note programme in Australia. At balance date $696.7 million (2004 $670.6 million) equivalent of medium-term notes were on issue.

Other loans – $350.0 million (2004 $NIL) of domestic bank loans of various maturities were outstanding at balance date.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a Basis of preparation

The financial statements have been prepared as a general purpose financial report which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

b Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for Coles Myer Ltd. (CML) and the entities it controlled during the year and at year end (CML Group). The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year end is contained in note 33. Where control of an entity is obtained during the year, its results are included in the Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

c Equity accounting of associated entities

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are not deemed to be material.

d Revenue

Revenue from sale of goods is recognised at the point of sale and is after deducting returns, duties and taxes paid. Revenue from sale of CML customer cards (gift, insurance and refund) is recognised when the card is redeemed and the customer purchases goods by using the card.

e Receivables

Trade and other debtors are recognised at nominal amounts as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

f Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realisable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume-related supplier rebates and supplier promotional rebates are recognised as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier. These reimbursements are recorded as other revenue from non-operating activities (note 3).

g Investments

The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

h Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the Statements of Financial Performance in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

i Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date.

Annual internal assessments are made, supplemented by independent assessments at least every three years. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability will crystallise. Borrowing and other holding and development costs on property under development are capitalised until completion of the development.

Plant and equipment is measured at the lower of cost less accumulated depreciation and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(iii) Depreciation and amortisation

Depreciation and amortisation is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, over their estimated useful lives. The rates used for each class of assets are as follows:

Buildings	1.5%
Plant and equipment	5% - 33%
Computer software	20%

Notes to the Financial Statements

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalised. Costs incurred on computer software maintenance are expensed as incurred. Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years. The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $12.0 million for the year ended 25 July 2004.

j Intangibles

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired is brought to account as goodwill and amortised, using the straight-line method, over the period in which the benefits are expected to arise, but not exceeding 20 years.

(ii) Brand names

Brand names purchased by the CML Group are measured at fair value on acquisition and brought to account as non-current assets. Brand names held at 31 July 2005 have an indefinite life.

(iii) Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets on acquisition. Licenses have an indefinite life where they have unlimited legal lives and are unlikely to become commercially obsolete.

(iv) Co-branded operating rights

The CML Group holds the right to operate certain Shell fuel and convenience outlets around Australia. An exclusive supply agreement for fuel and lubricant products is in place, which allows for the sites to be branded both "Coles Express" and "Shell". Co-branded operating rights are amortised over 20 years.

The carrying value of all intangibles is reviewed at each reporting period.

k Accounts payable

These amounts represent liabilities for goods and services provided to the CML Group prior to balance date which were unpaid. The amounts are unsecured and are usually paid between 7 and 60 days after recognition.

l Income tax

Income tax is provided using the liability method of tax effect accounting. Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the deferred income tax liability or future income tax benefit, as applicable.

The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognised only where the realisation of such benefits in future years is considered virtually certain.

The CML Group implemented the tax consolidation legislation as of 29 July 2002. Refer note 6 for further disclosure.

m Foreign exchange

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date. Resulting exchange differences are brought to account as exchange gains or losses in the Statements of Financial Performance in the financial year in which the exchange rates change.

With respect to specific commitments, hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods and services, together with subsequent exchange gains or losses resulting from those transactions, are deferred in the Statements of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the Statements of Financial Position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the Statements of Financial Performance.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. The Statements of Financial Performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

n Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognised as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium-term borrowing expenses are amortised over the lesser of five years or the term of the relevant borrowing.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

o Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are deferred and amortised over the remaining life of the hedged items. Cross currency swaps are revalued at spot rates at balance date and movements are recognised in the Statements of Financial Performance as gains and losses together with the foreign currency gains and losses on the underlying borrowings.

p Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements they are classified as operating leases. Payments made under operating leases are expensed as incurred, as this reasonably represents the pattern of benefits derived from the leased assets. Refer note 29(b) for details of non-cancellable operating lease commitments. Lease incentives received on entering into operating leases are recognised as liabilities and are amortised over the period of the lease up to the first market rent review.

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the CML Group. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Liabilities for surplus leased space under non-cancellable leases which are onerous contracts are recognised on the basis described in the accounting policy note for onerous contracts (note 1(x)).

q Employee entitlements

Liabilities for annual leave entitlements are accrued at nominal amounts on the basis of statutory and contractual requirements, including related on-costs. They are measured using rates expected to be paid when the obligations are settled, and are not discounted.

Liabilities for long service leave entitlements which are not expected to be paid or settled within 12 months are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments, including related on-costs, are discounted using the rates attaching to national government guaranteed securities with similar maturity terms. Contributions to superannuation funds are expensed as incurred (note 32).

A liability for employee entitlements in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the entitlement;
- the amounts to be paid are determined before the time of completion of the financial report; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Equity-based compensation benefits are provided to employees via CML's various incentive plans (note 35). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognised in the Statements of Financial Position as share capital.

r Earnings per share

(i) Basic earnings per share

Basic earnings per share was determined by dividing net profit less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

s Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food, Liquor & Fuel, Kmart, Officeworks, Myer, Megamart, Target and Property & Unallocated.

t Goods and Services Tax (GST)

Revenues, expenses and assets are generally recognised net of the amount of GST. Where GST is incurred on purchases and is not recoverable from the Australian Taxation Office (ATO) it is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

u Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars unless specifically stated otherwise. Where the amount is $50,000 or less, this is indicated by a dash ("-"). For the purposes of notes 35 and 36 a dash indicates a nil balance.

v Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

w Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue or buy-back of equity instruments are recognised directly in equity.

Goodwill is brought to account on the basis described in note 1j(i).

x Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognised.

The provision recognised is based on the difference between the estimated cash flows to meet the unavoidable costs and the estimated cash flows to be received, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

y Workers' compensation and self-insurance

The CML Group is self-insured for costs relating to workers' compensation and general liability claims. Provisions are recognised based on claims reported, and an estimate of claims incurred but not yet reported. These provisions are determined on a discounted basis, utilising an actuarially determined method which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses.

z Stamp duty

Payments of stamp duty on leased property are deferred and amortised over the life of the lease.

aa International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of A-IFRS require the restatement of comparative financial statements using A-IFRS, therefore most adjustments required on transition to A-IFRS will be made retrospectively against opening retained earnings as at 26 July 2004.

A project team has been established to manage the transition to A-IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee quarterly.

The technical evaluation phase of the project is substantially complete. The project team is currently in the implementation phase, and expects to be in a position to report under A-IFRS for 2006.

The following disclosures reflect current estimates of the transitional adjustments to opening retained earnings at 26 July 2004. These estimates are based on A-IFRS standards released as at 31 July 2005. These standards are subject to ongoing review, and any amendments or interpretative guidance issued by the AASB or the International Accounting Standards Board could result in changes to these estimates.

The transitional adjustments are based on the project team's interpretation of the standards at the reporting date, and are the project team's current best estimate. Accordingly, these disclosures remain subject to change.

The following areas have been identified as significant for the CML Group:

(i) AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards"

Under the transitional rules of AASB 1, CML has elected to reset the foreign currency translation reserve to $NIL. This election will reduce opening retained earnings by $47.5 million.

CML has taken advantage of a number of other exemptions from A-IFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

(ii) AASB 2 "Share-based Payment"

On adoption of AASB 2, equity instruments issued to employees will be recognised as an expense over the relevant vesting periods. Under the current accounting policy an expense is not recognised for equity instruments issued.

The expense will be determined with reference to the fair value of the equity instruments issued. The determination of fair value is prescribed by the new standard. Under an optional exemption provided by AASB 1 adopted by CML only those equity instruments granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

A transitional adjustment of $2.4 million will be recorded against opening retained earnings to reflect the amortisation of these instruments up to 26 July 2004. This adjustment will also result in an increase to an equity compensation reserve within Equity. Accordingly, this adjustment has no impact on net assets or total equity.

The Coles Myer Employee Share Plan Trust (the Trust) administers the Company's share based payment plans. Under A-IFRS the results, financial position and cash flows of the Trust will be consolidated into the CML Group.

(iii) AASB 3 "Business Combinations"

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to A-IFRS. The impact on business combinations since the date of transition has not been quantified at this time.

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iv) AASB 138 "Intangible Assets"

Under existing policy CML has recognised liquor licences on acquisition. Under A-IFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

(v) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under CML's current accounting policy freehold land and buildings and investment properties are measured at their fair value.

Under A-IFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result freehold property and the Asset Revaluation Reserve will be reduced by $34.9 million.

Other freehold properties will be recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

Under CML's current accounting policy fair value increments and decrements, to the extent that they offset a previous increment in the same class of assets, are recorded in the Asset Revaluation Reserve. Under A-IFRS, changes in the fair value of investment properties are recognised in the Statements of Financial Performance on an asset by asset basis.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company's own use. Accordingly, on transition $61.9 million will be reclassified from investment property to freehold property.

(vi) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statements of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The CML Group will be required to record additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the income statement approach. On transition, the CML Group will increase deferred income tax liabilities and reduce opening retained earnings by $23.6 million in respect of these items. The tax impact on other items is disclosed separately in this note.

(vii) AASB 117 "Leases"

Under the current accounting policy lease payments on operating leases are expensed as they are incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease, rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease when rental expense is required to be less than rental payments.

On transition to A-IFRS, the CML Group will recognise a liability of $109.0 million, a future income tax benefit of $32.7 million, and opening retained earnings will be reduced by $76.3 million.

Under the current accounting policy lease incentives received from landlords at the inception of leases are deferred and amortised over the period of the lease up to the first market rent review. Under AASB 117 lease incentives will be amortised over the lease term. This will result in incentives being amortised over a longer period.

The impact of this on opening retained earnings has yet to be quantified.

(viii) AASB 118 "Revenue"

Under the current accounting policy "lay by" transactions are recognised at the point of sale. Under AASB 118, lay by transactions are recognised at a later date when the customer satisfies all payment obligations and takes possession of the merchandise. On transition to A-IFRS, any outstanding lay by transactions will be derecognised. The net impact of this is to reduce retained earnings on transition by $28.3 million.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

Under the current accounting policy, sales are recognised net of sales returns, however, at the reporting date a provision for sales returns is not recorded. Under AASB 118, a provision for sales returns must be recognised. On transition to A-IFRS, the CML Group will recognise a provision for sales returns of $10.2 million, a future income tax benefit of $3.1 million, and a reduction to opening retained earnings of $7.1 million.

(ix) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statements of Financial Position.

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to A-IFRS, the CML Group will recognise a defined benefit superannuation liability of $7.9 million, a future income tax benefit of $2.4 million, and opening retained earnings will be reduced by $5.5 million.

Under AASB 119, CML has elected to recognise actuarial gains and losses directly in retained earnings. Other components of superannuation costs will be recognised in the Statements of Financial Performance.

Under the current accounting policy, liabilities for annual leave entitlements are accrued at nominal amounts and are not discounted. Under AASB 119, leave entitlements are discounted. On transition to A-IFRS, employee provisions will be reduced by $9.4 million, the future income tax benefit will be reduced by $2.8 million, and opening retained earnings will be increased by $6.6 million.

(x) AASB 136 "Impairment of Assets"

Under the current accounting policy, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, is the brand. In addition an assessment is made of the carrying value of clearly redundant assets using discounted cash-flows. The CML Group's interpretation of AASB 136 is that the CGU, and the level at which impairment is assessed on store assets, is an individual store. Therefore impairment is assessed by comparing the carrying value of store assets to their recoverable amount.

Interpreting and applying this standard is complex for retail companies because of the number of CGUs. Consequently the impact on transition to A-IFRS has not yet been determined with sufficient precision to allow disclosure at this time.

Intangible assets, including goodwill, which are not subject to amortisation will be tested for impairment annually based on a grouping of CGUs.

(xi) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML will take advantage of the optional exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 August 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

From 1 August 2005 CML will comply with AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity and recycled through the Statements of Financial Performance when the underlying hedged item is recorded in the Statements of Financial Performance. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised directly in the Statements of Financial Performance. The impact on retained earnings at 1 August 2005 has not yet been determined.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On 12 July 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 are not applicable until 1 August 2005, accordingly, there is no impact on the treatment of the ReCAPS.

The above is intended to be indicative of significant adjustments to opening retained earnings. It should not be regarded as a complete list of changes that will result from the transition to A-IFRS nor is it inconceivable that numbers may change. The impact on the CML Group's financial position and results for the 2005 fiscal year has not yet been quantified.

Notes to the Financial Statements

Note 2 Changes in Accounting Policies 2005

Change in accounting policy for concession sales

During 2005, the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross profit. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other operating income. The table below summarises the reclassifications in the Statements of Financial Performance resulting from this change in accounting policy.

$ million		2005			2004		
		Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change	Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change
Sales							
Food, Liquor & Fuel		24,814.3	(144.1)	24,670.2	21,191.6	(44.8)	21,146.8
Myer		3,095.8	(213.8)	2,882.0	3,030.7	(135.1)	2,895.6
Megamart		274.5	(5.6)	268.9	291.7	(2.9)	288.8
Officeworks		1,239.7	(3.4)	1,236.3	1,101.9	(1.8)	1,100.1
Kmart		4,025.7		4,025.7	3,799.1		3,799.1
Target		3,102.1		3,102.1	2,851.8		2,851.8
Total sales		36,552.1	(366.9)	36,185.2	32,266.8	(184.6)	32,082.2
Cost of goods sold		(27,587.6)	300.8	(27,286.8)	(24,059.5)	144.9	(23,914.6)
Gross profit		8,964.5	(66.1)	8,898.4	8,207.3	(39.7)	8,167.6
Other operating income		31.2	66.1	97.3	27.1	39.7	66.8
Revenue							
Food, Liquor & Fuel		24,937.7	(120.6)	24,817.1	21,326.9	(35.8)	21,291.1
Myer		3,129.5	(173.6)	2,955.9	3,075.1	(106.1)	2,969.0
Megamart		279.6	(4.7)	274.9	296.3	(2.0)	294.3
Officeworks		1,243.5	(1.9)	1,241.6	1,107.6	(1.0)	1,106.6
Kmart		4,076.6		4,076.6	3,846.8		3,846.8
Target		3,144.4		3,144.4	2,882.0		2,882.0
Property & Unallocated		64.1		64.1	141.8		141.8
Segment revenue	30	36,875.4	(300.8)	36,574.6	32,676.5	(144.9)	32,531.6
Interest income	3	32.7		32.7	57.6		57.6
Group revenue	3	36,908.1	(300.8)	36,607.3	32,734.1	(144.9)	32,589.2

Notes to the Financial Statements

Note 3 Revenue

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Revenue from operating activities				
Sales	**36,185.2**	32,082.2		
Other income	**97.3**	66.8		
Proceeds from disposal of				
Property, plant and equipment	**20.6**	89.2	**1.2**	2.6
Sydney Central Plaza		9.9		
Businesses and controlled entities		31.9		
	20.6	131.0	**1.2**	2.6
Other revenue from non-operating activities				
Interest income				
Other persons*	**32.7**	57.6	**3.7**	38.0
Rental income				
Controlled entities			**1.0**	1.6
Other persons	**27.2**	25.9	**1.3**	2.3
Other income	**244.3**	225.7	**1,704.7**	1,015.2
	304.2	309.2	**1,710.7**	1,057.1
Total revenue	**36,607.3**	32,589.2	**1,711.9**	1,059.7

* Includes interest from the Coles Myer Employee Share Plan Trust of $3.6 million (2004 $38.0 million as a result of the restructuring of the Trust by its trustees) in the CML Group and CML (refer note 35).

Notes to the Financial Statements

Note 4 Operating Profit

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Profit from ordinary activities before income tax expense includes the following net gains/(losses) and expenses:				
Gains/(losses):				
Net gain/(loss) on disposal of				
Freehold property	**2.6**	7.8		
Plant and equipment	**(50.4)**	(45.0)	**(3.4)**	(1.8)
Sydney Central Plaza		12.0		
Businesses and controlled entities	**0.3**	9.7		
	(47.5)	(15.5)	**(3.4)**	(1.8)
Expenses:				
Borrowing costs				
Controlled entities			**184.2**	103.5
Other persons	**70.1**	68.3	**0.3**	0.2
Other costs of finance	**3.9**	2.8		
	74.0	71.1	**184.5**	103.7
Depreciation				
Freehold buildings	**0.4**	0.7	**-**	-
Leasehold improvements	**53.8**	52.1	**1.1**	1.4
Plant and equipment	**447.3**	438.1	**27.0**	23.7
	501.5	490.9	**28.1**	25.1
Amortisation				
Co-branded operating rights	**5.1**	3.5		
Goodwill	**10.0**	10.8		
Computer software	**30.8**	20.1	**2.0**	0.6
Stamp duty	**2.9**	3.0	**0.1**	0.1
	48.8	37.4	**2.1**	0.7
Write-down of non-current assets to recoverable amounts				
Property, plant and equipment	**42.0**	45.9	**0.7**	2.3
Goodwill		5.7		
Investments in subsidiaries				13.0
	42.0	51.6	**0.7**	15.3
Loss on liquidation of controlled entities			**55.1**	
Bad and doubtful debts	**6.2**	4.7		
Operating lease rentals				
Minimum lease payments	**1,016.9**	929.2	**28.3**	24.5
Contingent rentals	**97.8**	88.7		
	1,114.7	1,017.9	**28.3**	24.5

Notes to the Financial Statements

Note 5 Significant Items

$ million	CML Group	
	2005	2004
Profit from ordinary activities includes the following items, whose disclosure is relevant in explaining the financial performance of the CML Group. All amounts stated are before income tax.		
Megamart divestment costs		
Write-down of non-current assets and inventory to recoverable amount, and provision for surplus leased space.	**81.5**	

Note 6 Income Tax

$ million	CML Group		CML	
	2005	2004	2005	2004
Prima facie income tax expense on profit from ordinary activities	**(267.3)**	(262.4)	**(216.5)**	(97.2)
(Add)/less tax effect of permanent differences				
Prima facie income tax attributable to tax consolidated group members' operating profit not reported above			**(43.9)**	(289.1)
Non-deductible depreciation and amortisation	**(2.9)**	(6.4)	**(2.9)**	(6.3)
Realisation of unrecognised timing differences	**3.1**	5.5	**0.2**	0.3
Lease termination payments	**(1.1)**	(4.3)	**(1.1)**	(4.3)
Other non-deductible expenses	**(3.2)**	(6.6)	**(3.2)**	(5.9)
Profit on redemption of preference shares in controlled entity*				139.7
Property sale adjustments		5.9		5.9
Other assessable income	**(2.9)**		**(0.2)**	
Other non-assessable income	**2.3**	2.7	**0.3**	2.6
Difference between accounting and tax profits from partnerships and trusts	**0.8**	0.9	**0.8**	0.9
Income tax expense on current year's profit from ordinary activities	**(271.2)**	(264.7)	**(266.5)**	(253.4)
Share of tax expense allocated to tax consolidated group members			**17.4**	250.9
Over/(under) provision from prior year	**4.8**	6.6	**3.9**	(45.7)
Income tax expense	**(266.4)**	**(258.1)**	**(245.2)**	**(48.2)**

*In connection with the restructuring of the method of financing a foreign operation, preference shares in a wholly-owned controlled entity outside the tax consolidated group were redeemed by a member of the tax consolidated group. This resulted in a gain that is not assessable for tax purposes. As this transaction is with a wholly-owned controlled entity, it has no impact on the results of the CML Group.

This financial report has been prepared on the basis that the CML Group implemented the tax consolidation legislation as of 29 July 2002. The Commissioner of Taxation has been notified of this decision and a tax sharing and a tax funding agreement between members of the tax consolidated group is in place. As a consequence of implementing the consolidation legislation, CML, as the head company in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances in the tax consolidated group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax sharing arrangement with the tax consolidated subsidiaries are recognised separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing arrangement are recognised as a component of income tax expense or revenue.

In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the entities in the tax consolidated group.

The financial effect of the tax consolidation legislation has been recognised in these financial statements with no material impact on the consolidated Statements of Financial Performance or Financial Position. Material impacts on CML, the holding company, are disclosed in the note above.

Notes to the Financial Statements

Note 7 Dividends

$ million	CML Group 2005	CML Group 2004
Ordinary shares		
Final dividend for the year ended 25 July 2004 of 15.0 cents (2003 12.5 cents) per fully paid ordinary share paid on 8 November 2004 (2003 10 November 2003). Fully-franked at 30% tax rate (2003 30%).	**184.6**	151.6
Interim dividend for the year ended 31 July 2005 of 16.25 cents (2004 14.0 cents) per fully paid ordinary share paid 9 May 2005 (2004 10 May 2004). Fully-franked at 30% tax rate (2004 30%).	**201.5**	170.3
Non-redeemable reset convertible preference shares (ReCAPS)		
Dividend of $3.2589 (2004 $3.2589) per share paid 30 November 2004 (2004 1 December 2003). Fully-franked at 30% tax rate (2004 30%).	**22.8**	22.8
Dividend of $3.2411 (2004 $3.2589) per share paid 31 May 2005 (2004 31 May 2004). Fully-franked at 30% tax rate (2004 30%).	**22.7**	22.8
Final dividend of $0.7479 per share paid 12 July 2005. Fully-franked at 30% tax rate.	**5.2**	
Total dividends	**436.8**	367.5

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have declared a final dividend of 17.0 cents per fully paid ordinary share, fully-franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on 14 November 2005 out of retained profits at 31 July 2005, but not recognised as a liability at year end is $210.3 million.

The final dividend declared after 31 July 2005 will be fully-franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2006.

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Dividend franking account				
This amount represents the balance of the dividend franking account after allowing for current tax paid and provided for and dividends paid during the year based on a tax rate of 30% (2004 30%).	**411.8**	412.9	**410.9**	412.2

Notes to the Financial Statements

Note 8 Receivables – Current

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Trade debtors	**440.1**	390.9	**0.4**	-
Less: Provision for doubtful debts	**(12.6)**	(9.5)		
	427.5	381.4	**0.4**	-
Other debtors	**35.2**	32.3	**10.2**	4.2
Less: Provision for doubtful debts	**(1.2)**	(1.4)		
	34.0	30.9	**10.2**	4.2
Short-term deposits	**216.0**	234.4		
	677.5	646.7	**10.6**	4.2

Short-term deposits are due for maturity within one month and pay interest at 6.94% (2004 5.90%).

Note 9 Other Assets – Current

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Prepayments	**21.0**	41.1	**4.0**	3.8

Note 10 Receivables – Non-Current

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Term deposits and advances	**16.9**	18.1	**0.9**	3.0
Loan to Employee Share Plan (note 35)	**16.0**	29.7	**16.0**	29.7
Loans to associated unit trust and partnership	**0.7**	2.6		
Amounts owing by controlled entities			**892.2**	848.3
	33.6	50.4	**909.1**	881.0

Note 11 Investments – Non-Current

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Investments in associates				
Interest in shopping centre unit trust, at fair value (note 34)	**112.6**	82.5		
Interest in partnership (note 34)	**2.0**	2.0		
Investments in controlled entities				
Shares in controlled entities			**4,668.2**	4,557.4
Investments in other entities				
Shares in unlisted corporations	**19.3**	19.3		
Interest in bonds	**11.0**	9.1		
	144.9	112.9	**4,668.2**	4,557.4

Shares in unlisted corporations

The CML Group has a 2% interest in GlobalNetXchange Ltd (GNX). GNX is an international retail alliance which offers hosted software solutions for retail applications.

Interest in bonds

The quoted market value of these investments at balance date was $11.0 million (2004 $9.1 million).

Notes to the Financial Statements

Note 12 Property, Plant and Equipment – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Freehold properties				
Land				
At fair value	**354.9**	213.7	**12.2**	12.4
Buildings				
At fair value	**39.1**	35.9	**0.2**	0.2
Less: Accumulated depreciation	**(9.5)**	(9.1)	**-**	-
	29.6	26.8	**0.2**	0.2
Total freehold properties	**384.5**	240.5	**12.4**	12.6
Leasehold improvements				
At cost	**745.2**	705.3	**12.5**	14.7
Less: Accumulated depreciation	**(379.0)**	(333.5)	**(2.6)**	(5.3)
Total leasehold improvements	**366.2**	371.8	**9.9**	9.4
Investment properties				
At fair value	**145.4**	77.5		
Total properties	**896.1**	689.8	**22.3**	22.0
Plant and equipment				
At cost	**5,849.4**	5,667.7	**220.1**	185.8
Less: Accumulated depreciation	**(3,550.1)**	(3,326.7)	**(112.7)**	(103.9)
Total plant and equipment	**2,299.3**	2,341.0	**107.4**	81.9
Computer software				
At cost	**268.1**	160.2	**22.8**	3.4
Less: Accumulated amortisation	**(115.8)**	(85.5)	**(2.8)**	(1.3)
Total computer software	**152.3**	74.7	**20.0**	2.1
Capital work in progress, at cost	**509.3**	290.2	**30.4**	17.1
Total property, plant and equipment	**3,857.0**	3,395.7	**180.1**	123.1

Valuation of freehold and investment properties

The basis of valuation of freehold and investment properties is fair value, being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. The latest assessments of fair value as at 31 July 2005 are primarily based on independent assessments.

Notes to the Financial Statements

Note 12 Property, Plant and Equipment – Non-Current (continued)

Reconciliations

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

CML Group – 2005 $ million	Freehold properties Land	Freehold properties Buildings	Leasehold improvements	Investment properties	Plant and equipment	Computer software	Capital work in progress	Total
Carrying amount at the start of the year	213.7	26.8	371.8	77.5	2,341.0	74.7	290.2	3,395.7
Additions	59.7	1.8	44.7	69.0	389.5	67.8	377.7	1,010.2
Disposals	(3.9)	(1.1)	(4.2)		(58.2)	(0.5)	(0.2)	(68.1)
Acquisitions of entities or operations	58.4				7.8			66.2
Fair value increments	12.7			14.6				27.3
Write-down to recoverable amounts			(2.9)		(36.7)	(2.4)		(42.0)
Depreciation/ amortisation		(0.4)	(53.8)		(447.3)	(30.8)		(532.3)
Transfers from/(to) another class	14.3	2.5	10.6	(15.7)	103.2	43.5	(158.4)	
Carrying amount at the end of the year	354.9	29.6	366.2	145.4	2,299.3	152.3	509.3	3,857.0
CML – 2005 $ million								
Carrying amount at the start of the year	12.4	0.2	9.4		81.9	2.1	17.1	123.1
Additions			2.5		52.4	17.9	19.8	92.6
Disposals			(0.9)		(3.7)			(4.6)
Fair value decrements	(0.2)							(0.2)
Write-down to recoverable amounts					(0.4)	(0.3)		(0.7)
Depreciation/ amortisation			(1.1)		(27.0)	(2.0)		(30.1)
Transfers from/(to) another class					4.2	2.3	(6.5)	
Carrying amount at the end of the year	12.2	0.2	9.9		107.4	20.0	30.4	180.1

Notes to the Financial Statements

Note 13 Deferred Tax Assets – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Future income tax benefits	371.3	302.7	371.3	302.7

Potential future income tax benefits of $7.1 million (2004 $7.1 million) attributable to tax losses of $23.8 million have not been recognised as realisation of the losses is not virtually certain.

Note 14 Intangibles – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Brand names				
At cost	22.6	22.6		
Licenses				
At cost	407.8	358.6		
Less: Accumulated amortisation	(26.7)	(27.4)		
	381.1	331.2		
Co-branded operating rights				
At cost	103.7	103.7		
Less: Accumulated amortisation	(8.6)	(3.5)		
	95.1	100.2		
Goodwill				
At cost	176.1	176.6		
Less: Accumulated amortisation	(64.0)	(54.5)		
	112.1	122.1		
	610.9	576.1		

Note 15 Other Assets – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Deferred expenditure – stamp duty	41.3	38.5	1.5	1.5
Less: Accumulated amortisation	(13.9)	(11.0)	(0.4)	(0.3)
	27.4	27.5	1.1	1.2
Other	6.9	2.5		
	34.3	30.0	1.1	1.2

Note 16 Payables – Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Trade creditors	2,020.9	2,067.8		
Other creditors and accruals	980.5	740.8	163.5	146.7
	3,001.4	2,808.6	163.5	146.7

Notes to the Financial Statements

Note 17 Interest Bearing Liabilities – Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Bank overdraft	-	7.1		-
Other loans	216.0	254.4		
	216.0	261.5		-

Other loans are due for repayment within one month of balance date with an interest rate of 7.29% (2004 6.38%).

Note 18 Tax Liabilities – Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Provision for income tax	125.2	161.6	124.0	162.5

Note 19 Provisions – Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Employee entitlements	481.2	477.1	38.2	38.8
Self-insured risks	46.3	44.0		
Workers' compensation	59.3	48.7	59.3	48.7
Surplus leased space	20.6			
New Zealand onerous contracts		0.6		
	607.4	570.4	97.5	87.5

Movement in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2005 $ million	Self-insured risks	Workers' compensation	Surplus leased space	New Zealand onerous contracts	Total
Carrying amount at the start of the year	44.0	48.7		0.6	93.3
Additional provisions recognised	19.8	99.6	20.6		140.0
Payments/utilised	(11.2)	(68.2)		(0.6)	(80.0)
Provision no longer required due to re-measurement	(6.3)	(12.5)			(18.8)
Transfer between current & non-current		(8.3)			(8.3)
Carrying amount at the end of the year	46.3	59.3	20.6		126.2

CML – 2005 $ million					
Carrying amount at the start of the year		48.7			48.7
Additional provisions recognised		99.6			99.6
Payments/utilised		(68.2)			(68.2)
Provision no longer required due to re-measurement		(12.5)			(12.5)
Transfer between current & non-current		(8.3)			(8.3)
Carrying amount at the end of the year		59.3			59.3

Notes to the Financial Statements

Note 20 Interest Bearing Liabilities — Non-Current

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Foreign currency bonds and notes	**296.7**	320.6		
Commercial paper supported by a committed facility, net of unamortised discount $100,000	**79.9**			
Bonds and notes issued under domestic and international facilities	**400.0**	330.0		
Domestic bank loans	**350.0**			
Amounts owing to controlled entities			**1,948.7**	926.0
	1,126.6	650.6	**1,948.7**	926.0
Net fair value of currency swaps hedging foreign currency borrowings	**86.7**	62.8		
	1,213.3	713.4	**1,948.7**	926.0

At balance date, all foreign currency borrowings were fully hedged. The CML Group's borrowing structure is flexible and consistent, based on the acceptance by lenders of the Standard Coles Myer Negative Pledge ("the Negative Pledge") and Common Provisions Deed Poll ("CPDP"). The Negative Pledge is in the process of being replaced by a Common Provisions Deed Poll that reflects current market practice for credit support. A controlled entity has issued a floating charge over assets, capped at $80.0 million, as security for payment obligations to a trade creditor.

In addition, an undertaking is given not to provide security over CML Group assets to parties to the Negative Pledge or parties with the benefit of the CPDP, without providing security to all parties to the Negative Pledge, or CPDP, as appropriate. The CML Group has been in compliance with its financial covenants contained within the Negative Pledge and CPDP during the financial year.

$ million	CML Group		$ million	CML Group	
Interest bearing liabilities and loans maturity pattern	**2005**	2004	**Denomination of long-term foreign currency borrowings**	**2005**	2004
2005/2006		292.7	United States dollars	**26.4**	27.9
2006/2007	**86.6**	167.9	Japanese yen	**270.3**	292.7
2007/2008	**150.0**	50.0		**296.7**	320.6
2008/2009	**90.0**	90.0			
2009/2010	**400.0**	50.0			
2011/2012	**400.0**				
	1,126.6	650.6			

Notes to the Financial Statements

Note 21 Loans – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Borrowings outstanding at the end of the financial year that were non-interest bearing				
Amounts owing to controlled entities			1,061.5	1,223.9

Note 22 Deferred Tax Liabilities – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Deferred income tax	79.1	108.4	79.0	108.4

Note 23 Provisions – Non-Current

$ million	CML Group 2005	CML Group 2004	CML 2005	CML 2004
Employee entitlements	84.5	74.6	6.9	6.6
Workers' compensation	209.6	201.3	209.6	201.3
Surplus leased space	23.8			
New Zealand onerous contracts		6.0		
	317.9	281.9	216.5	207.9

Employee numbers	Number	Number	Number	Number
Number of employees at balance date*	93,766	89,208	2,625	2,544

*Calculated on a full-time equivalent basis

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2005 $ million	Workers' compensation	Surplus leased space	New Zealand onerous contracts	Total
Carrying amount at the start of the year	201.3		6.0	207.3
Provision recognised		23.8		23.8
Provision utilised			(2.5)	(2.5)
Provision no longer required			(3.5)	(3.5)
Transfer between current & non-current	8.3			8.3
Carrying amount at the end of the year	209.6	23.8		233.4

CML – 2005 $ million	Workers' compensation	Surplus leased space	New Zealand onerous contracts	Total
Carrying amount at the start of the year	201.3			201.3
Transfer between current & non-current	8.3			8.3
Carrying amount at the end of the year	209.6			209.6

Notes to the Financial Statements

Note 24 Contributed Equity

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Ordinary shares				
Fully paid	**2,083.6**	1,626.1	**2,083.6**	1,626.1
Partly paid to one cent	**-**	-	**-**	-
Non-redeemable reset convertible preference shares (ReCAPS)		680.6		680.6
	2,083.6	2,306.7	**2,083.6**	2,306.7

	2005		2004	
	No. of shares	**$ million**	No. of shares	$ million
a Movement in shares on issue				
Fully paid ordinary shares				
Balance at the start of the year	**1,225,410,546**	1,626.1	1,212,423,917	1,529.7
Conversion from partly paid shares	**40,000**	0.1	10,000	-
Exercise of options	**15,082,345**	107.9	5,038,675	37.1
ReCAPS conversion	**79,282,822**	680.6		
Off-market buy-back	**(70,433,916)**	(215.7)		
On-market buy-back	**(12,221,111)**	(115.4)		
Dividend reinvestment plan issue			7,937,954	59.3
Balance at the end of the year	**1,237,160,686**	2,083.6	1,225,410,546	1,626.1
Partly paid ordinary shares				
Balance at the start of the year	**114,000**	-	124,000	-
Conversion to fully paid shares	**(40,000)**	-	(10,000)	-
Balance at the end of the year	**74,000**	-	114,000	-

b Terms and conditions

Ordinary shares

Ordinary shares entitle the holder to participate in the dividends of the Company and the proceeds on winding up of the Company. Fully paid ordinary shares entitle the holder to one vote, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At 31 July 2005, there were 74,000 (2004 114,000) partly paid shares on issue, on which a further $1.99 per share is uncalled.

Non-redeemable reset convertible preference shares (ReCAPS)

On 18 December 2000, the Company allotted 7,000,000 ReCAPS with an issue price of $100 per share. On 12 July 2005, at the option of the Company, all ReCAPS were converted to ordinary shares. An additional 79,282,822 fully paid ordinary shares were allotted under the terms of the ReCAPS. Shareholders received a preferential, non-cumulative dividend of at least 6.5% per annum until the time of conversion. ReCAPS dividends were paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders were not entitled to vote at any general meetings, except in the following circumstances:

    a) on a proposal:
        i) to reduce the share capital of the Company;
        ii) that affected rights attached to the ReCAPS;
        iii) to wind up the Company;
        iv) for the disposal of the whole of the property, business and undertakings of the Company;

    b) on a resolution to approve the terms of a buy-back agreement;

    c) during a period in which a dividend or part of a dividend on the ReCAPS was in arrears;

    d) during the winding up of the Company.

In the event of the winding up of the Company, ReCAPS would have ranked ahead of the ordinary shares.

Notes to the Financial Statements

Note 24 Contributed Equity (continued)

Dividend reinvestment plan

The Company has a dividend reinvestment plan under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The plan has been suspended. All future dividends will be paid in cash.

Share buy-back

On 27 May 2005 the Company purchased and cancelled 70,433,916 CML fully paid ordinary shares under an off-market buy-back. The shares were acquired at $8.30 per share. Including transaction costs of $4.4 million, the total cost of the off-market buy-back was $589.0 million.

As announced in the CML Share Buy-Back offer document on 17 March 2005, all of the Buy-Back Price above $3.00 per ordinary CML share acquired off-market has been treated for taxation purposes as a fully-franked dividend. Accordingly, retained earnings has been reduced by $373.3 million and contributed equity has been reduced by $215.7 million. In addition, the Company's dividend franking account has been reduced by $174.1 million as a result of the off-market buy-back.

On 23 May 2005 the Company announced its intention to buy back up to 15 million CML fully paid ordinary shares on-market. Between 7 June 2005 and 25 July 2005 the Company purchased and cancelled 12,221,111 CML fully paid ordinary shares at prices between $9.18 and $9.63 per share. Contributed equity was reduced by the total cost of $115.4 million.

In total, 82,655,027 shares were purchased and cancelled during the year. This represents 6.7% of fully paid ordinary shares outstanding at the start of the year.

Note 25 Reserves

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Asset revaluation reserve	**533.8**	477.7	**185.1**	185.3
Foreign currency translation reserve	**(48.1)**	(47.5)		
	485.7	430.2	**185.1**	185.3
Movements during the year:				
Asset revaluation reserve				
Balance at the start of the year	**477.7**	485.9	**185.3**	185.3
Fair value increment/(decrement) of freehold and investment properties and investment in associated entity	**56.1**	(8.2)	**(0.2)**	
Balance at the end of the year	**533.8**	477.7	**185.1**	185.3
Foreign currency translation reserve				
Balance at the start of the year	**(47.5)**	(17.1)		
Net exchange differences on translation of foreign controlled entities	**(0.6)**	(30.4)		
Balance at the end of the year	**(48.1)**	(47.5)		

Nature and purpose of reserves

i) Asset revaluation reserve

The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 "Revaluation of Non-Current Assets".

ii) Foreign currency translation reserve

As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group's net investment have been incurred, resulting in $17.1 million being recorded in the year ended 27 July 2003 and $30.4 million in the year ended 25 July 2004.

Notes to the Financial Statements

Note 26 Retained Profits

$ million	CML Group 2005	2004	CML 2005	2004
Retained profits at the start of the year	1,346.3	1,097.3	518.5	610.1
Net profit	624.5	616.5	476.6	275.9
Dividends	(436.8)	(367.5)	(436.8)	(367.5)
Profits returned to shareholders under the share buy-back	(373.3)		(373.3)	
Retained profits at the end of the year	1,160.7	1,346.3	185.0	518.5

Note 27 Equity

$ million	CML Group 2005	2004	CML 2005	2004
Total equity at the start of the year	4,083.2	3,776.4	3,010.5	3,005.7
Total changes in equity recognised in the Statements of Financial Performance	680.0	577.9	476.4	275.9
Transactions with owners as owners:				
Contributions of equity	108.0	96.4	108.0	96.4
Dividends	(436.8)	(367.5)	(436.8)	(367.5)
Profits returned to shareholders under the share buy-back	(373.3)		(373.3)	
Off-market buy-back	(215.7)		(215.7)	
On-market buy-back	(115.4)		(115.4)	
Total equity at the end of the year	3,730.0	4,083.2	2,453.7	3,010.5

Note 28 Earnings Per Share

	CML Group 2005	2004
Basic earnings per share	46.8 cents	46.9 cents
Diluted earnings per share	47.5 cents	47.3 cents
Weighted average number of shares ('000s) used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,225,620	1,216,260
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,314,098	1,304,470
Reconciliation of earnings used in calculating earnings per share ($'000s)		
Basic earnings per share		
Net profit	624,498	616,493
Dividends on ReCAPS	(50,700)	(45,600)
Earnings used in calculating basic earnings per share	573,798	570,893
Diluted earnings per share		
Net profit	624,498	616,493
Earnings used in calculating diluted earnings per share	624,498	616,493

Notes to the Financial Statements

Note 29 Commitments for Expenditure

$ million	CML Group		CML	
	2005	2004	**2005**	2004
(a) Capital commitments				
Contracted capital expenditure commitments not provided for in this financial report, which principally relate to building and fixture contracts for new stores and shopping centres were as follows:				
Not later than one year	**270.1**	190.0	**0.9**	4.3
Later than one year but not later than five years	**0.7**	3.4		
	270.8	193.4	**0.9**	4.3
(b) Operating leases				
Contracted non-cancellable lease expenditure commitments not provided for in this financial report were as follows:				
Not later than one year	**988.0**	934.1	**19.9**	16.2
Later than one year but not later than five years	**3,506.7**	3,402.4	**73.2**	57.3
Later than five years	**4,333.9**	4,571.1	**101.4**	104.8
	8,828.6	8,907.6	**194.5**	178.3

Notes to the Financial Statements

Note 30 Segments

During 2005, segment reporting was restructured resulting in Kmart and Officeworks being reported separately, Coles online being reported in Food, Liquor & Fuel, and Harris Technology being reported in Officeworks. Coles online and Harris Technology were previously reported in Emerging Businesses, which will no longer be reported as a separate segment. In addition, Myer and Megamart are now reported separately. Certain administrative costs are now reported in Food, Liquor & Fuel, having previously been reported in Property & Unallocated. Intra-group sales were previously disclosed in the respective segments and eliminated at the group revenue level. Intra-group sales are now excluded from segment revenue disclosures. The 2004 comparatives have been amended accordingly.

Primary reporting – business segments 2005	Food, Liquor & Fuel	Kmart	Officeworks	Myer	Megamart	Target	Property & Unallocated	Consolidated
$ million								
Revenue								
Sales	24,670.2	4,025.7	1,236.3	2,882.0	268.9	3,102.1		36,185.2
Other revenue	146.9	50.9	5.3	73.9	6.0	42.3	64.1	389.4
Total segment revenue	24,817.1	4,076.6	1,241.6	2,955.9	274.9	3,144.4	64.1	36,574.6
Segment result	746.9[1]	96.0[2]	67.1	38.7[3]	(117.3)[4]	222.5	(121.7)[5]	932.2
Net borrowing costs								(41.3)
Profit from ordinary activities before income tax								890.9
Income tax expense								(266.4)
Net profit								624.5*
Segment assets	4,243.0	1,108.4	319.0	965.9	50.5	835.4	1,452.9	8,975.1
Tax assets								371.3
Total assets								9,346.4
Segment liabilities	(1,886.9)	(387.0)	(140.6)	(379.2)	(71.6)	(370.1)	(2,176.7)	(5,412.1)
Tax liabilities								(204.3)
Total liabilities								(5,616.4)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	470.0	62.4	17.4	67.2	5.0	50.1	462.6	1,134.7
Depreciation and amortisation expense	312.4	52.8	19.2	58.5	3.5	51.1	52.8	550.3
Other non-cash expenses	13.1	0.6	1.6	(2.7)	82.9	3.6	11.5	110.6

* The net profit for the year was $624.5 million. After adjusting for the Kmart New Zealand onerous lease contract provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $81.5 million (before related tax of $24.4 million), the net profit would have been $678.1 million.

[1] Includes $22.5 million of restructuring costs.
[2] Includes $3.5 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.
[3] Includes $5.0 million of lease surrender income and $5.3 million of costs relating to unredeemed gift vouchers.
[4] Includes $81.5 million of Megamart divestment costs.
[5] Includes supply chain transformation costs of $43.2 million.

Notes to the Financial Statements

Note 30 Segments (continued)

Primary reporting – business segments 2004	Food, Liquor & Fuel	Kmart	Officeworks	Myer	Megamart	Target	Property & Unallocated	Consolidated
$ million								
Revenue								
Sales	21,146.8	3,799.1	1,100.1	2,895.6	288.8	2,851.8		32,082.2
Other revenue	144.3	47.7	6.5	73.4	5.5	30.2	141.8	449.4
Total segment revenue	21,291.1	3,846.8	1,106.6	2,969.0	294.3	2,882.0	141.8	32,531.6
Segment result	650.9[1]	100.8[2]	51.7	57.7[3]	(11.2)	150.9	(112.7)[4]	888.1
Net borrowing costs								(13.5)[5]
Profit from ordinary activities before income tax								874.6
Income tax expense								(258.1)
Net profit								616.5*
Segment assets	3,980.4	1,133.5	321.7	909.5	87.1	804.7	1,497.7	8,734.6
Tax assets								302.7
Total assets								9,037.3
Segment liabilities	(1,795.5)	(434.0)	(151.2)	(363.7)	(27.2)	(352.1)	(1,560.4)	(4,684.1)
Tax liabilities								(270.0)
Total liabilities								(4,954.1)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	513.9	47.5	27.0	64.1	3.3	53.2	164.3	873.3
Depreciation and amortisation expense	287.9	56.1	16.6	62.0	3.4	51.3	51.0	528.3
Other non-cash expenses	28.1	4.5	1.1	2.1	(0.9)	2.7	73.2	110.8

*The net profit for the year was $616.5 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $15.4 million and the interest received as a result of the restructuring of the Coles Myer Employee Share Plan Trust of $35.3 million (before related tax of $10.7 million), the net profit would have been $576.5 million.

[1] Includes $14.6 million of relocation costs of the Coles Myer Liquor head office, and $5.0 million of restructuring costs for the Mt Druitt centre.
[2] Includes $15.4 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.
[3] Includes $14.2 million of restructuring costs for the Mt Druitt centre.
[4] Includes supply chain strategy costs of $47.8 million.
[5] Includes interest received of $35.3 million as a result of the restructuring of the Coles Myer Employee Share Plan Trust by its trustees.

Notes to the Financial Statements

Note 30 Segments (continued)

Secondary reporting – geographical segments	Sales to external customers		Segment assets		Acquisition of non-current assets	
	2005	2004	2005	2004	2005	2004
$ million						
Australia	36,016.2	31,928.8	8,652.3	8,419.2	1,130.6	869.2
New Zealand	169.0	153.4	291.1	293.3	2.1	2.4
Other			31.7	22.1	2.0	1.7
	36,185.2	32,082.2	8,975.1	8,734.6	1,134.7	873.3

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor & Fuel	Retail of grocery, liquor and fuel products
Kmart	Retail of apparel and general merchandise
Officeworks	Retail of office supplies
Myer	Retail of apparel and general merchandise
Megamart	Retail of furniture and electrical goods
Target	Retail of apparel and general merchandise
Property & Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.
Asia	Branch offices located in China.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not considered to be material.

Notes to the Financial Statements

Note 31 Auditor's Remuneration

$'000	CML Group		CML	
	2005	2004	2005	2004
Amounts received or due and receivable by the auditor for:				
Audit	6,338	5,849	873	638
Other assurance services				
IFRS accounting services	1,184		1,184	
Acquisitions/divestments		118		
Sales certificates under leases	452	422		
Advice on accounting standards	251	385	205	55
U.S. regulatory assistance	1,064	438	1,064	394
Related party transaction review		30		30
Other		149		15
	2,951	1,542	2,453	494
Taxation advice	91	199	91	199
Total PricewaterhouseCoopers	9,380	7,590	3,417	1,331

Note 32 Superannuation Funds

The CML Group contributes to a number of superannuation funds that have been established to provide benefits for employees. The principal type of benefit provided by these funds is a lump sum. The members and the CML Group make contributions as specified in the rules of the respective funds.

The CML Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the CML Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the CML Group gives notice to suspend or terminate contributions as provided in the agreement governing the plan. The CML Group expenses contributions to the defined benefit plan as they become due and payable and there is no present obligation with respect to future contributions. Accordingly, a liability is not recorded where there is a deficiency of fund assets over accrued benefits.

In respect of all other superannuation funds, the CML Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

The fund assets at net market value, the accrued benefits, and the vested benefits of CML's defined benefit plan, Coles Myer Superannuation Plan (part of the Mercer Super Trust), were as follows:

As at 30 June	CML	
$ million	2005	2004
Net market value of fund assets	1,105.7	971.1
Accrued benefits	1,088.9	961.5
Surplus of fund assets over accrued benefits	16.8	9.6
Vested benefits	1,069.2	941.9

Employer contributions to this defined benefit fund during the year amounted to $69.6 million (2004 $63.9 million). Vested benefits are benefits which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund.

Notes to the Financial Statements

Note 33 Particulars in Relation to Controlled Entities

Name of entity	Legend
Coles Myer Ltd.	a
Bi-Lo Pty Ltd	a(1)
Barrier Investments Pty Ltd	
CMFL Services Ltd	a(1)
Financial Network Card Services Pty Ltd	a(1)
CMPQ (CML) Pty Ltd	a(1)
Coles Myer Ansett Travel Pty Ltd (97.5% owned)	
Coles Myer Asia Pty Ltd	a(1)
Coles Myer Deposit Services Pty Ltd	
Coles Myer Finance Ltd	
Coles Myer Finance (USA) Pty Ltd	
Coles Myer International Pty Ltd	a(1)
Coles Myer New Zealand Holdings Ltd	b
CMNZ Finance Ltd	b
Retail Investments Pty Ltd	a(1)
CMNZ Investments Pty Ltd	a(1)
Sanco Insurance Pte Ltd	c
Coles Myer Logistics Pty Ltd	a(1)
Coles Myer Properties Holdings Ltd	a(1)
Australian Grocery Holdings Pty Ltd	a(1)
Clarkson Shopping Centre Pty Ltd	a(1)
CMPQ (PEN) Pty Ltd	a(1)
CMTI Pty Ltd	a(1)
Coles Myer Properties Pty Ltd	a(1)
Coles Myer Property Developments Ltd	a(1)
Fulthom Pty Ltd	a(1)
ht (colesmyer) Pty Ltd	a(1)
Morley Shopping Centre Pty Ltd	a(1)
Myer Melbourne Ltd	a(1)
Myer Properties W.A. Ltd	a(1)
Orzo Pty Ltd	a(1)
Procurement Online Pty Ltd	a(1)
Tooronga Shopping Centre Pty Ltd	a(1)
Coles Supermarkets Australia Pty Ltd	a(1)
Charlie Carter (Norwest) Pty Ltd	a(1)
Eureka Operations Pty Ltd	
Newmart Pty Ltd	a(1)
Tooronga Holdings Pty Ltd	a(1)
e.colesmyer Pty Ltd	a(1)
colesmyer.com Pty Ltd	a(1)
e.tailing (colesmyer) Pty Ltd	a(1)
Coles Online Pty Ltd	a(1)
Liquorland Direct Pty Ltd	a(1)
Direct Fulfilment Group Pty Ltd	a(1)
e.trading (colesmyer) Pty Ltd	a(1)
Harris Technology (NZ) Pty Ltd	a(1)
Multimedia Services Pty Ltd	a(1)
now.com.au Pty Ltd	a(1)
Grace Bros. Pty Ltd (formerly Grace Bros. Holdings Pty Ltd)	
Grocery Holdings Pty Ltd	a(1)
General Merchandise and Apparel Group Pty Ltd	a(1)
Harris Technology Pty Ltd	a(1)
Katies Fashions (Aust.) Pty Ltd	a(1)
G.J. Coles & Coy. Pty Ltd	a(1)
Kmart Australia Ltd	a(1)
Arana Hills Properties Pty Ltd	
Tyremaster (Wholesale) Pty Ltd	a(1)
W4K. World 4 Kids Pty Ltd	a(1)
Liquorland (Australia) Pty Ltd	a(1)
Australian Liquor Group Ltd	
Knox Liquor Australia Pty Ltd	
Osmond Hotel Pty Ltd	
Outfront Liquor Services Pty Ltd	
Guidel Pty Ltd	
Sorcha Pty Ltd	
Philip Murphy Melbourne Pty Ltd	
Philip Murphy Niddrie Pty Ltd	
Philip Murphy Toorak Pty Ltd	
Philip Murphy Wine and Spirits Pty Ltd	
Theo's Liquor Pty Ltd (formerly Pallas Newco Pty Ltd)	a(2)
ALW Newco Pty Ltd	a(2)
Pacific Liquor Wholesalers Pty Ltd	a(1)
Liquorland (Qld.) Pty Ltd	a(1)
Mycar Automotive Pty Ltd	a(1)
Myer Ltd (formerly Myer Stores Ltd)	a(1)
Officeworks Superstores Pty Ltd	a(1)
Officeworks Superstores N.Z. Ltd	b
Viking Direct Pty Ltd	
Officeworks Businessdirect Pty Ltd (formerly Viking Office Products Pty Ltd)	
Penneys Pty Ltd	a(1)
Price Point Pty Ltd	
Target Australia Pty Ltd	a(1)
Fosseys (Australia) Pty Ltd	a(1)
Tickoth Pty Ltd	
Tyremaster Pty Ltd	a(1)
Comnet Pty Ltd	a(1)
The Myer Emporium Ltd	a(1)

Notes to the Financial Statements

Note 33 Particulars in Relation to Controlled Entities (continued)

Name of Entity	Legend
Controlled entities liquidated 2005	
CMFL Holdings Pty Ltd	a(1)
Coles KMR Pty Ltd	a(1)
Coles Myer Investments Pty Ltd	a(1)
Coles Myer Property Investments Pty Ltd	a(1)
Charlot Pty Ltd	a(1)

Except where shown, controlled entities are wholly-owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty Ltd not owned by the CML Group gives rise to outside equity interests of $NIL. The balance date of all controlled entities was 31 July 2005.

Controlled entities carry on business in their countries of incorporation except Coles Myer Asia Pty Ltd which carries on business in China.

Legend

(a) These companies, except where subject to a notice of disposal shown below, are party to a Deed of Cross Guarantee, under which each company guarantees the liabilities of all other companies that are party to the deed. These companies form a Closed Group and are relieved from the requirements to prepare audited financial reports under the Corporations Act 2001 and Australian Securities and Investments Commission accounting and audit relief Class Orders:
(1) these companies and CML are party to a Deed of Cross Guarantee dated 23 September 1992.
(2) these companies were added to the Deed of Cross Guarantee by the execution of an Assumption Deed dated 22 July 2003.

(b) Incorporated in New Zealand.

(c) Incorporated in Singapore.

Notes to the Financial Statements

Note 33 Particulars in Relation to Controlled Entities (continued)

The Statement of Financial Performance and Financial Position below represent companies which are party to the Deed of Cross Guarantee. These companies form a Closed Group which forms part of the CML Group. This information is provided in accordance with the requirements of Australian Securities and Investments Commission accounting and audit relief Class Orders.

$ million	2005	2004
Consolidated Statement of Financial Performance		
Profit from ordinary activities*	**823.6**	1,254.7
Income tax expense	**(241.7)**	(312.8)
Net profit	**581.9**	941.9
Net increase/(decrease) in asset revaluation reserve	**55.5**	(8.2)
Total revenues, expenses and valuation adjustments attributable to members of the controlled entity recognised directly in equity	**55.5**	(8.2)
Total changes in equity other than those resulting from transactions with owners as owners	**637.4**	933.7
Consolidated Statement of Financial Position		
Current assets		
Cash	**318.8**	304.1
Receivables	**408.2**	353.5
Inventories	**2,998.4**	2,894.1
Other	**20.4**	39.3
Total current assets	**3,745.8**	3,591.0
Non-current assets		
Receivables	**33.6**	50.4
Investments	**664.0**	898.8
Property, plant and equipment	**3,815.9**	3,367.0
Deferred tax assets	**371.3**	302.7
Intangibles	**514.0**	473.6
Other	**26.9**	26.1
Total non-current assets	**5,425.7**	5,118.6
Total assets	**9,171.5**	8,709.6
Current liabilities		
Payables	**2,872.6**	2,687.5
Interest bearing liabilities		3.5
Provisions	**690.6**	704.5
Total current liabilities	**3,563.2**	3,395.5
Non-current liabilities		
Interest bearing liabilities	**1,936.6**	1,264.9
Tax liabilities	**133.8**	163.1
Provisions	**291.6**	275.4
Other	**79.8**	48.4
Total non-current liabilities	**2,441.8**	1,751.8
Total liabilities	**6,005.0**	5,147.3
Net assets	**3,166.5**	3,562.3
Equity		
Contributed equity	**2,083.6**	2,306.7
Reserves	**453.7**	398.2
Retained profits	**629.2**	857.4
Total equity	**3,166.5**	3,562.3
Total equity at the start of the year	**3,562.3**	2,899.7
Total changes in equity recognised in the Statement of Financial Performance	**637.4**	933.7
Transactions with owners as owners:		
Contributions of equity	**108.0**	96.4
Share buy-back	**(704.4)**	
Dividends	**(436.8)**	(367.5)
Total equity at the end of the year	**3,166.5**	3,562.3

*Included in the 2004 result is a profit on redemption of preference shares in a wholly-owned controlled entity of $465.6 million. This occurred in connection with the restructuring of the method of financing a foreign operation. As this transaction is with a wholly-owned controlled entity, it has no impact on the results of the CML Group.

Notes to the Financial Statements

Note 34 Interests in Associated Entities

	Investment		Ownership interest			
	2005 $ million	2004 $ million	2005 %	2004 %	Principal activity	Balance date
Unit trust CMS General Trust	**112.6**	82.5	**50**	50	Property ownership	30 June
Partnership FlyBuys Partnership	**2.0**	2.0	**50**	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	**-**	-	**50**	50	Software development	30 June

Note 35 Employee Shares, Options and Performance Shares

Coles Myer Employee Share Plan

CML established a general employee share plan, the Coles Myer Employee Share Plan (the Plan), and the Coles Myer Employee Share Plan Trust (the Trust). The Trust acquired CML fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At CML's discretion employees who had worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months casually, were eligible to purchase shares on the following bases:

- Shares were purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust
- Employees pay for the shares by applying dividends on the shares and making voluntary payments
- No interest is charged on the outstanding purchase price
- Employees who left the CML Group within three years of acquiring shares under the Plan forfeited their shareholding
- A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee depended on the employee's position and performance within the CML Group. At balance date, the following shares were on issue:

Issue date	Type	Price $	No. of shares offered per employee	No. of employees 2005	2004	Total shares on issue 2005	2004
6 May 1994	G	4.93	200 to 2,500	**14,701**	16,321	**8,984,200**	10,086,800
15 June 1995	P	4.78	50 to 2,000	**1,320**	1,463	**266,125**	305,150
12 January 1996	P	4.54	50 to 2,500	**1,472**	1,656	**311,310**	355,420
14 August 1996	P	4.61	100 to 1,100	**725**	818	**263,795**	296,215
						9,825,430	11,043,585

G = General issue
P = Performance issue
Price = Average cost (including stamp duty and brokerage) of the shares to the Trust

During 2004 the trustees restructured the Trust. The trustees disposed of 11 million CML shares. The Trust used the proceeds to repay part of the loan from CML that related to the sold shares and to pay accrued loan interest of $35.3 million. At balance date the Trust held no shares (2004 1,765,071) and a loan of $16.0 million (2004 $29.7 million) was receivable from the Trust (refer note 10). The exercise of all other options will be satisfied by the issue of new shares by CML.

The market value of CML ordinary shares at balance date was $9.43.

Coles Myer Executive Share Option Plans

CML established Executive Share Option Plans, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML's discretion. Options are issued for $NIL consideration. Each option is over one share. Options have no voting rights until exercised. The holders of options are entitled to participate in bonus share issues. Where options are over issued shares held by the Trust, the Trust's consent is required to make the necessary shares available.

Note 35 Employee Shares, Options and Performance Shares (continued)

Details of options granted under the Coles Myer Executive Share Option Plans to 31 July 2005 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page 40)	Number at 25 July 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at 31 July 2005	Number vested at 31 July 2005
Dec 98	Oct 05	4.50	1	44,000	-	22,000	-	22,000	22,000
Dec 98	Oct 06	4.50	1	66,000	-	44,000	-	22,000	22,000
Dec 98	Oct 07	4.50	1	85,000	-	62,000	-	23,000	23,000
Apr 00	Jun 07	6.46	2	2,730,000	-	-	2,730,000	-	-
Aug 01	**	6.21	NIL	1,500,000	-	500,000	-	1,000,000	500,000
Sep 01	**	6.28	NIL	1,500,000	-	900,000	-	600,000	-
Sep 01	**	6.33	3	2,500,000	-	1,000,000	-	1,500,000	500,000
Oct 01	Apr 07	4.50	NIL	66,000	-	66,000	-	-	-
Oct 01	Apr 08	4.50	NIL	66,000	-	66,000	-	-	-
Oct 01	Apr 09	4.50	NIL	68,000	-	68,000	-	-	-
Feb 02	Nov 06*	7.66	3	915,000	-	102,000	-	813,000	447,000
Mar 02	Nov 06*	7.66	3	15,428,996	-	5,946,150	944,489	8,538,357	3,311,400
May 02	Nov 07*	6.44	3	2,500,000	-	1,000,000	-	1,500,000	-
Jun 02	Nov 06*	8.32	3	430,000	-	258,000	-	172,000	-
Jun 02	Nov 06*	7.66	NIL	10,730,619	-	3,231,959	453,374	7,045,286	3,159,250
Jul 02	May 07*	8.26	3	400,000	-	80,000	-	320,000	160,000
Jul 02	May 07*	8.26	NIL	258,000	-	76,455	13,545	168,000	72,000
Sep 02	Nov 07*	5.88	3	860,000	-	344,000	-	516,000	-
Dec 02	Nov 07*	6.59	3	440,000	-	80,000	143,288	216,712	56,000
Dec 02	Nov 07*	5.88	3	860,000	-	344,000	-	516,000	-
Dec 02	Nov 07*	6.59	NIL	90,000	-	24,000	-	66,000	12,000
Feb 03	Nov 07*	6.59	3	470,000	-	188,000	-	282,000	-
Feb 03	Nov 07*	6.59	NIL	90,000	-	37,332	14,668	38,000	2,000
May 03	May 08*	6.42	3	1,290,000	-	322,882	346,644	620,474	150,000
May 03	May 08*	6.42	NIL	120,000	-	4,340	10,660	105,000	42,000
Jun 03	May 08*	6.42	3	720,000	-	210,000	-	510,000	78,000
Jun 03	May 08*	6.42	NIL	275,392	-	74,602	56,790	144,000	36,000
Aug 03	Nov 08*	7.28	3	2,500,000	-	-	1,786,301	713,699	-
Aug 03	Nov 08*	7.28	4	500,000	-	-	357,260	142,740	-
Oct 03	Nov 08*	7.26	3	1,483,000	-	-	469,586	1,013,414	-
Oct 03	Nov 08*	7.26	NIL	390,000	-	3,558	86,442	300,000	-
Nov 03	**	7.53	7	1,500,000	-	-	-	1,500,000	-
Dec 03	Nov 08*	7.12	3	430,000	-	-	-	430,000	-
Jan 04	Nov 08*	7.26	3	1,100,000	-	14,000	239,203	846,797	-
Jan 04	Nov 08*	7.26	NIL	420,000	-	12,808	137,192	270,000	-
Apr 04	May 09*	7.43	3	440,000	-	-	-	440,000	-
Apr 04	May 09*	7.43	NIL	120,000	-	-	-	120,000	-
Jul 04	May 09*	7.43	3	770,000	-	-	197,466	572,534	-
Jul 04	May 09*	7.43	NIL	180,000	-	259	29,741	150,000	-
Jul 04	Nov 09*	8.43	3	210,000	-	-	-	210,000	-
Oct 04	Nov 09	8.92	3	-	1,050,000	-	-	1,050,000	-
Oct 04	Nov 09	8.94	NIL	-	120,000	-	-	120,000	-
Mar 05	Nov 09	8.94	3	-	1,250,000	-	-	1,250,000	-
Mar 05	Nov 09	8.94	NIL	-	510,000	-	-	510,000	-
Total				54,546,007	2,930,000	15,082,345	8,016,649	34,377,013	8,592,650

*
** See legend on page 40

Notes to the Financial Statements

Note 35 Employee Shares, Options and Performance Shares (continued)

At 25 July 2004, there were 12,837,437 vested options. During 2004, 10,243,000 options were issued with exercise prices between $7.12 and $8.43 (weighted average $7.35), 5,560,675 options were exercised with prices between $4.50 and $8.26 (weighted average $7.24), and 4,457,318 options lapsed with exercise prices between $4.50 and $8.25 (weighted average $7.35).

Options exercised during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+	2005 Number	2004 Number
September 2003	$7.74		500,000
October 2003	$7.69		22,000
December 2003	$7.53		7,582
March 2004	$8.10		340,940
April 2004	$8.33		159,800
May 2004	$8.41		137,600
June 2004	$8.46		97,746
July 2004	$8.70		4,295,007
August 2004	$8.77	169,200	
September 2004	$9.37	1,456,860	
October 2004	$9.26	4,919,538	
November 2004	$9.84	3,020,968	
December 2004	$9.75	2,056,349	
January 2005	$9.68	912,267	
February 2005	$9.47	83,444	
March 2005	$9.71	1,408,689	
April 2005	$9.28	247,473	
May 2005	$8.98	80,820	
June 2005	$9.46	219,452	
July 2005	$9.47	507,285	
Total		15,082,345	5,560,675

Aggregate proceeds received by CML from employees on the exercise of options over unissued shares was $107,893,543 (2004 $37,060,328), and the fair value of those shares at issue date was $143,682,286 (2004 $43,485,748).

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was $NIL (2004 $3,204,000), and the fair value of those shares at issue date was $NIL (2004 $4,039,180).

Subsequent to balance date 1,167,881 options have been exercised and 282,257 options have lapsed.

+ See legend on page 40

Notes to the Financial Statements

Note 35 Employee Shares, Options and Performance Shares (continued)

Coles Myer Senior Executive Performance Share Plan

CML has established a Senior Executive Performance Share Plan. A performance share is a right to acquire an ordinary share in CML for no consideration. Performance shares are issued for $NIL consideration. Performance shares have no voting rights until vested. The holders of performance shares are entitled to participate in bonus share issues.

Details of performance shares granted under the Senior Executive Performance Share Plan to 31 July 2005 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions	Number at 25 July 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at 31 July 2005	Number vested at 31 July 2005
Jan 05	Sept 07	NIL	6	-	819,000	-	-	819,000	-
Jun 05	Sept 07	NIL	6	-	597,925	-	-	597,925	-
Total				-	1,416,925	-	-	1,416,925	-

Legend:

* Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group.

** Cessation of employment + 1 year.

\+ Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month.

The performance hurdle conditions attaching to each tranche of options are as follows:

1 Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

Total shareholder return (TSR) over any one of the periods 16 October 1998 to 15 October 2000, 15 October 2001 or 15 October 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2 TSR over any one of the periods 1 March 2000 to 28 February 2003, 29 February 2004, or 28 February 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2005.

3 TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or earnings per share growth (EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

4 TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 15% over the relevant period.

5 TSR must exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

For hurdles 3, 4 and 5, the options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

6 50% of the performance rights issued to individuals are subject to TSR. TSR for the three years ending 29 July 2007 must exceed the median return of a list of the top 50 industrial companies.

50% of the performance rights are subject to EPSG. EPSG expressed as a compound annual growth rate must equal or exceed 12.5% for the three years ending 29 July 2007, when compared with the earnings per share achieved for the year ending 25 July 2004.

7 When originally granted, these options were subject to the performance hurdle conditions described in footnote 5. During 2005, these hurdles were changed to those described in footnote 6, however, the test period is the three years ending 30 July 2006.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

Notes to the Financial Statements

Note 36 Director and Executive Disclosures

Directors
The following persons were directors of CML during the financial year:

Chairman – non-executive
Richard Allert

Executive director
John Fletcher

Non-executive directors
Patty Akopiantz
Keith Barton
Bill Gurry
Tony Hodgson
Mark Leibler (retired 18 November 2004)
Sandra McPhee
Martyn Myer
Michael Wemms

Specified executives (other than executive director, John Fletcher)
The following persons were the executives with the greatest authority for the strategic direction and management of the CML Group (specified executives) during the financial year:

Current executives:

Larry Davis	Managing Director, Target (until 14 February 2005)
	Managing Director, Kmart (appointed 14 February 2005)
Tim Hammon	Chief Officer, Corporate & Property Services
Launa Inman	Managing Director, Target (appointed 14 February 2005)
Fraser MacKenzie	Chief Financial Officer
Dawn Robertson	Managing Director, Myer
Hani Zayadi	Managing Director, Kmart (until 22 December 2004)
	Group Managing Director, Food, Liquor and Fuel (appointed 22 December 2004)

Former executive:

Steven Cain	Group Managing Director, Food, Liquor and Fuel (until 22 December 2004)

Details of remuneration

Details of remuneration of directors and specified executives can be found on pages 43 to 56 of the Company's separate Annual Report under the heading "Remuneration Report".

Notes to the Financial Statements

Options and performance shares provided as remuneration

Details of options and performance shares provided as remuneration to each director of CML and each of the specified executives of the CML Group are set out below. Further information on options and performance shares is set out in note 35.

	Grant date	Exercise price $	Balance at 25 July 2004	Granted during the year	Value of grant	Exercised[3]	Lapsed during the year	Balance at 31 July 2005	Vested during the year	Vested at 31 July 2005[4]
John Fletcher	Sep 01	$6.33	2,500,000	-	-	1,000,000	-	1,500,000	500,000	500,000
	Nov 03	$7.53	1,500,000	-	-	-	-	1,500,000	-	-
Steven Cain	Aug 03	$7.28	2,500,000	-	-	-	1,786,301	713,699	-	-
	Aug 03	$7.28	500,000	-	-	-	357,260	142,740[6]	-	-
Larry Davis	Sep 01	$6.28	1,500,000	-	-	900,000	-	600,000[5]	300,000	-
	Jun 05	$NIL	-	38,000	$2.46[1]	-	-	38,000	-	-
	Jun 05	$NIL	-	38,000	$8.79[2]	-	-	38,000	-	-
Tim Hammon	Dec 98	$4.50	45,000	-	-	45,000	-	-	45,000	-
	Apr 00	$6.46	115,000	-	-	-	115,000	-	-	-
	Oct 01	$4.50	100,000	-	-	100,000	-	-	-	-
	Feb 02	$7.66	745,000	-	-	-	-	745,000	149,000	447,000
	Jun 05	$NIL	-	21,700	$2.46[1]	-	-	21,700	-	-
	Jun 05	$NIL	-	21,700	$8.79[2]	-	-	21,700	-	-
Launa Inman	Feb 02	$7.66	170,000	-	-	102,000	-	68,000	34,000	-
	Apr 00	$6.46	50,000	-	-	-	50,000	-	-	-
	Jul 04	$8.43	210,000	-	-	-	-	210,000	-	-
Fraser MacKenzie	Sep 02	$5.88	860,000	-	-	344,000	-	516,000	344,000	-
Dawn Robertson	May 02	$6.44	2,500,000	-	-	1,000,000	-	1,500,000	1,000,000	-
Hani Zayadi	Aug 01	$6.21	1,500,000	-	-	500,000	-	1,000,000[5]	500,000	-
	Jun 05	$NIL	-	38,000	$2.46[1]	-	-	38,000	-	-
	Jun 05	$NIL	-	38,000	$8.79[2]	-	-	38,000	-	-
Total			14,795,000	195,400		3,991,000	2,308,561	8,690,839	2,872,000	947,000

[1] Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 35, and expire three years after grant.
[2] Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 35, and expire three years after grant.
[3] Options exercised have been fully paid.
[4] Vested options are fully exercisable.
[5] Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.
[6] Subsequent to balance date 13,378 options lapsed.

Notes to the Financial Statements

Directors' and specified executives' share holdings

The numbers of ordinary shares in CML held during the year by each director of CML and each of the specified executives of the CML Group, including their personally-related entities, are set out below.

	Balance at 25 July 2004	Options exercised	Net change other	Balance at 31 July 2005
Directors				
Patty Akopiantz	3,253	-	-	3,253
Richard Allert	30,006	-	-	30,006
Keith Barton	10,200	-	3,398	13,598
John Fletcher	28,099	1,000,000	1,359	1,029,458
Bill Gurry	106,169	-	40,000	146,169
Tony Hodgson	6,000	-	500	6,500
Mark Leibler[1]	45,600	-	(45,600)	-
Sandra McPhee[2]	4,139	-	-	4,139
Martyn Myer	49,440	-	14,252	63,692[5]
Michael Wemms	208	-	-	208
Specified executives				
Steven Cain[3]	-	-	-	-
Larry Davis	-	900,000	(900,000)	-
Tim Hammon	651	145,000	(144,324)	1,327
Launa Inman[4]	-	102,000	(102,000)	-
Fraser MacKenzie	3,000	344,000	-	347,000
Dawn Robertson	-	1,000,000	(1,000,000)	-
Hani Zayadi	-	500,000	(500,000)	-
Total	286,765	3,991,000	(2,632,415)	1,645,350

[1] Mr Leibler retired on 18 November 2004. At this time Mr Leibler held 45,100 ordinary shares in CML.
[2] Ms McPhee also holds 3,400 (2004 3,400) endowment warrants.
[3] Mr Cain ceased being a specified executive on 22 December 2004.
[4] Ms Inman became a specified executive on 14 February 2005.
[5] Included in this balance are 15,294 shares held nominally at 31 July 2005.

Included in the above movements is the conversion of ReCAPS to ordinary shares that occurred on 12 July 2005. At 25 July 2004, ReCAPS were held by Keith Barton (300), John Fletcher (120) and Martyn Myer (900).

Notes to the Financial Statements

Other transactions with directors and specified executives

The CML Group has a comprehensive Statement of Corporate Governance Principles. This Statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

• Directors must advise the Company of all director-related entities.

• Where there are total transactions between the CML Group and a director's related entities exceeding $1 million in any month, then the director must supply CML with details of these transactions.

• The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/ Governance Committee prior to committing the CML Group:

  – Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed $5 million in any one year,

  – All agreements to lease and/or leases of property, and

  – All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

• In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML's external auditor. No such review occurred in 2005.

• All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

Retirement agreement

On 27 March 2003, CML announced that non-executive directors appointed after that date will not receive retirement benefits. CML has an agreement with those non-executive directors appointed prior to 27 March 2003 for the provision of an allowance to be paid to each director on his or her retirement or death.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on 21 November 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

Mr M.K. Myer

The CML Group had transactions with director-related entities of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in these entities.

The type of transaction between the director-related entities and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business $906,400 (2004 $906,400) net of recoverable expenses. Leasing property by Tram Road Property Holdings Pty Ltd from 18 December 2004 to the CML Group in the normal day-to-day conduct of its business $116,667, net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2004 $NIL).

Other directorships

Some directors of CML are also directors of public companies, which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial or operating policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1046.

Indemnity of officers

Article 70 of CML's Constitution obliges CML to indemnify, to the full extent the law permits, each person to whom the article applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case.

The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before 15 April 1994. The article does not confer rights on a person who ceased to be a director or secretary before 20 November 1997.

CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following shareholder approval to do so at the 18 November 1999 Annual General Meeting. On 21 October 2003, CML entered into a Deed with Messrs Barton, Hodgson and Wemms and Ms McPhee.

Additionally, on 21 October 2003, CML entered into a supplemental deed with each of Messrs Allert, Charlton (retired 26 November 2003), Fletcher, Liebler (retired 18 November 2004), Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of the Deed entered into with directors appointed during the 2003 year. The Deeds provide for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year.

CML maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

Notes to the Financial Statements

Note 37 Related Party Transactions

Directors and specified executives

Disclosures relating to directors and specified executives are set out in note 36.

Transactions with entities in the wholly-owned group

CML is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on normal commercial terms and conditions.

Dividends, interest and lease rental details are disclosed in notes 3 and 4. Details of investments and ownership interests in controlled entities are disclosed in notes 11 and 33. Amounts owing by/to controlled entities are disclosed in notes 10, 20 and 21.

Transactions with other related parties

The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group $3,935,810 (2004 $4,032,285) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date $NIL (2004 $NIL).

Distributions received and receivable by the CML Group from an associated entity $8,169,525 (2004 $7,445,915) and the CML Group's purchase of units in an associated entity $1,292,563 (2004 $1,129,568) in accordance with Trust Deed and Partnership Agreements. Balance of amounts payable by the CML Group (current) at balance date $NIL (2004 $NIL).

The CML Group's cost of participation with an associated entity in customer loyalty programs and services provided, net of recoverable expenses, by the associated entity in relation to those programs $52,894,621, (2004 $43,726,000) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date $5,329,268 (2004 $10,488,000).

The sale of customer cards to an associated entity on normal commercial terms and conditions $24,773,406 (2004 $18,000,000). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date $NIL (2004 $NIL).

Software development and license fees paid to an associated entity by the CML Group $934,084 (2004 $794,417) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date $NIL (2004 $25,423).

Details of associated entities are disclosed in notes 11 and 34.

Note 38 Contingent Liabilities

$ million	CML Group		CML	
	2005	2004	**2005**	2004
Contingent liabilities at balance date, not otherwise provided for in this financial report, were as follows:				
Guarantees				
Trading guarantees	**341.3**	340.2	**313.8**	261.2

CML has guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

CML has guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission Class Order, thereby eliminating the need to prepare financial reports for those entities.

Other

CML has entered into an agreement with the Coles Myer Employee Share Plan Trust to provide funds for the purchase of CML shares, allot new shares in CML and make contributions to ensure the solvency of the Trust (refer note 35).

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal action would not have a material adverse effect on the CML Group.

Notes to the Financial Statements

Note 39 Financial Instruments

Derivatives

A derivative financial instrument is a contract or agreement where value depends on the value of an underlying asset, reference rate or index. Derivatives are primarily used by the CML Group as a means of hedging interest rate and exchange rate risk. The CML Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options and forward exchange contracts.

At balance date, all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not an exposure for the CML Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the CML Group to grant or to seek collateral when entering into derivative transactions.

Derivatives are generally separated into three classes:

a Swaps

Interest rate swap transactions undertaken by the CML Group generally involve the exchange of fixed and floating interest payment obligations, based on a notional principal amount. A cross currency interest rate swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap, using the same exchange rate, with the exchange of interest payments throughout the swap period.

Under the interest rate swaps and cross currency interest rate swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At balance date, the fixed interest rates varied from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group's outstanding contracts at balance date were:

	Average rate		**CML Group**	
	2005 %	2004 %	**2005 $ million**	2004 $ million
Less than one year	**4.49**	5.90	**756.0**	525.0
One to two years	**5.26**	4.13	**237.5**	775.4
Two to three years	**5.61**	4.99	**240.0**	187.5
Three to four years		5.64		140.0
Later than five years	**6.17**		**400.0**	
			1,633.5	1,627.9

Notes to the Financial Statements

b Forward contracts

Currency contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a predetermined exchange rate to hedge its foreign currency assets, borrowings and purchases of goods and services. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group's major outstanding contracts at balance date were:

	Average US$ rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
United States Dollars				
Less than 3 months	**0.77**	0.71	**342.3**	232.2
3 to 12 months	**0.76**	0.70	**194.7**	4.3
			537.0	236.5

	Average NZ$ rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
New Zealand Dollars				
Less than 3 months		1.11		(3.1)

	Average GBP rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
Pounds Sterling				
Less than 3 months	**0.43**	0.39	**0.3**	1.2

	Average HK$ rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
Hong Kong Dollars				
Less than 3 months	**5.90**	5.36	**0.1**	0.1

	Average Euro rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
Euro				
Less than 3 months	**0.61**	0.58	**10.9**	9.2
3 to 12 months	**0.61**	0.57	**6.8**	0.1
			17.7	9.3
			555.1	244.0

Notes to the Financial Statements

c Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principal. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group's major outstanding foreign currency option contracts at balance date were:

	Average US$ rate		CML Group	
	2005	2004	**2005** **$ million**	2004 $ million
United States Dollars				
Less than 3 months		0.73		38.1
3 to 12 months		0.71		3.1
				41.2

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options and contracts was $6.3 million at balance date (2004 $2.5 million loss).

Notes to the Financial Statements

Note 39 Financial Instruments (continued)

Interest rate risk

The CML Group's exposure to interest rate risk and the effective interest rates on financial instruments were:

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate maturing in: 1 year or less	1 to 5 years	Later than 5 years	Non interest bearing	Total
At 31 July 2005	**%**	**$ million**	**$ million**	**$ million**	**$ million**	**$ million**	**$ million**
Assets							
Cash and deposits	6.22	287.5				369.4	656.9
Trade and other debtors						479.1	479.1
Employee Share Plan	5.10	16.0					16.0
Government and semi-government stocks and bonds	5.78		2.0	9.0			11.0
Shares and investments in unit trusts and partnerships						133.9	133.9
Total financial assets		303.5	2.0	9.0		982.4	1,296.9
Liabilities							
Trade creditors and accruals						3,001.4	3,001.4
Commercial paper – domestic	5.68	79.9					79.9
Medium-term notes – domestic currency	6.14				400.0		400.0
Medium-term notes – foreign currency	1.23	61.6	235.1				296.7
Other domestic loans	6.06	350.0					350.0
Other foreign currency loans	7.29	216.0					216.0
Interest rate swaps*	4.80	20.1	(60.1)	440.0	(400.0)		
Cross currency swaps	6.42	86.7					86.7
Employee entitlements						565.7	565.7
Total financial liabilities		814.3	175.0	440.0		3,567.1	4,996.4
At 25 July 2004							
Assets							
Cash and deposits	5.52	729.4				354.0	1,083.4
Trade and other debtors						433.0	433.0
Employee Share Plan	4.92	29.7					29.7
Government and semi-government stocks and bonds	6.29		5.5	3.6			9.1
Shares and investments in unit trusts and partnerships						103.8	103.8
Total financial assets		759.1	5.5	3.6		890.8	1,659.0
Liabilities							
Trade creditors and accruals						2,808.6	2,808.6
Medium-term notes – domestic currency	7.03		350.0				350.0
Medium-term notes – foreign currency	1.00	66.1		254.5			320.6
Other foreign currency loans	6.25	234.4					234.4
Overdrafts	8.95	7.1					7.1
Interest rate swaps*	4.66	(35.5)	175.0	(139.5)			
Cross currency swaps	5.82	62.8					62.8
Employee entitlements						551.7	551.7
Total financial liabilities		334.9	525.0	115.0		3,360.3	4,335.2

*Notional principal amounts

Notes to the Financial Statements

Note 39 Financial Instruments (continued)

Net fair values

The net fair values of the CML Group's unlisted financial instruments at balance date, where carrying values do not approximate net fair values, were:

	Carrying amount		Net fair value*	
$ million	**2005**	2004	**2005**	2004
Assets				
Deposits	**217.2**	236.5	**217.2**	236.5
Favourable swap contracts	**0.4**	2.6	**4.4**	9.9
	217.6	239.1	**221.6**	246.4
Liabilities				
Loans	**914.7**	910.8	**914.1**	918.8
Unfavourable swap contracts	**90.3**	67.3	**95.0**	70.1
	1,005.0	978.1	**1,009.1**	988.9

Net fair values of government and semi-government stocks and bonds are included in note 11.

* Net fair values of financial instruments were determined on the following bases:

- Financial instruments traded in an organised financial market – current quoted market bid price for an asset or offer price for a liability adjusted for any transaction costs necessary to realise the assets or settle the liability;
- Fixed rate loans – current risk adjusted market rates; and
- Interest rate swaps and forward foreign exchange contracts – by discounting expected future cash flows using the current interest rate for assets and liabilities with similar risk profiles, or where a market exists, the market price.

There is an element of subjectivity involved in the calculation of net fair value. Accordingly, the fair value estimates above are not necessarily the amounts the CML Group could have realised at balance date.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group's exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML Group's financial instruments.

Directors' Declaration

Directors' Declaration

In the directors' opinion:

a) the financial statements and notes set out on pages 2 to 50 are in accordance with the Corporations Act 2001, including:

   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 July 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

c) the remuneration disclosures excluding Section 2C of the remuneration report set out on pages 43 to 56 of the separate Annual Report comply with Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities and the Corporations Regulations 2001; and

d) at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.



Richard Allert

Chairman

John Fletcher

Managing Director and Chief Executive Officer

Melbourne, 22 September 2005



Independent Audit Report

Independent Audit Report to the Members of Coles Myer Ltd.

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion:

1. the financial report of Coles Myer Ltd.:
   - gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Coles Myer Ltd. and the Coles Myer Ltd. Group (defined below) as at 31 July 2005, and of their performance for the year ended on that date,
   - is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and
2. the remuneration disclosures, excluding Section 2C of the Remuneration Report on which we express no opinion, that are contained on pages 43 to 56 of the Annual Report (separate from this Financial Report) comply with Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities (AASB 1046) and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The Financial Report, remuneration disclosures and directors' responsibility

The Financial Report comprises the Statements of Financial Position, Statements of Financial Performance, Statements of Cash Flows, accompanying notes to the financial statements, and the Directors' Declaration for both Coles Myer Ltd. (the Company) and the Coles Myer Ltd. Group (the consolidated entity), for the year ended 31 July 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 1046, under the heading "Remuneration Report" on pages 43 to 56 of the separate Annual Report, as permitted by the Corporations Regulations 2001.

The directors of the Company are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report. The directors are also responsible for the Remuneration Report contained in the Annual Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement and the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001.

The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report and Remuneration Report in the separate Annual Report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the Financial Report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

Dale McKee

Dale McKee
Partner
Melbourne, 22 September 2005

Business Directory

Coles Myer Ltd.
Registered Office
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787
www.colesmyer.com
Email info@colesmyer.com

Corporate and Retail Support
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Food & Liquor
Coles Supermarkets
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 6787

Bi-Lo
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 5990

Coles Myer Liquor Group
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Coles Express
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Myer
295 Lonsdale Street
Melbourne Vic 3000
Telephone: (03) 9661 1111
Facsimile: (03) 9661 3770

Target
12-14 Thompson Road
North Geelong Vic 3215
Telephone: (03) 5246 2000
Facsimile: (03) 5246 2257

Kmart
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 4111
Facsimile: (03) 9829 6787

Officeworks
Virginia Park 1 South Drive
236-262 East Boundary Road
Bentleigh East Vic 3165
Telephone: (03) 8575 1900
Facsimile: (03) 8575 1999



Coles Myer Ltd.